EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and between

PARK PHARMACY CORPORATION
a Colorado corporation

Seller

and

DOUGHERTY’S HOLDINGS, INC., a Texas corporation

Purchaser

Dated as of December 9, 2003

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ii

Appendices
Appendix I	—	Glossary

Exhibits and Attachments
Exhibit A	—	Assets
Attachment A-1	—	Real Estate Leases
Attachment A-2	—	Other Leases
Attachment A-3	—	Other Contracts
Attachment A-4	—	Assumed Liabilities
Attachment A-5	—	Cash
Attachment A-6	—	Tangible Personal Property
Attachment A-7	—	Employment Agreements

Disclosure Schedules

Schedule 7(a)	—	States of Organization and Qualification
Schedule 7(b)	—	Organizational and Operating Documents
Schedule 7(c)	—	Capitalization
Schedule 7(e)	—	Financial Statements
Schedule 7(g)	—	Material Contracts
Schedule 7(h)	—	Vendors
Schedule 7(k)	—	Material Personal Assets
Schedule 7(l)	—	Accounts Receivable
Schedule 7(m)	—	Undisclosed Liabilities
Schedule 7(n)	—	Litigation
Schedule 7(o)	—	Real Property Leases
Schedule 7(p)	—	Inventory
Schedule 7(q)	—	Intellectual Property
Schedule 7(t)	—	Required Consents
Schedule 7(u)	—	Tax Returns
Schedule 7(w)	—	Permits
Schedule 7(y)	—	Labor Matters
Schedule 7(z)	—	Employee Benefits
Schedule 7(ee)	—	Third-Party Payor Program
Schedule 7(hh)	—	Insurance

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ASSET PURCHASE AGREEMENT

     This Asset Purchase Agreement (the “Agreement”) is made and entered into as of this 9th day of December, 2003 (the “Execution Date”), by and between Park Pharmacy Corporation, a Colorado corporation (“Seller”), and Dougherty’s Holdings, Inc., a Texas corporation (“Buyer”). Certain terms used in this Agreement are defined in the Glossary attached as Appendix I.

BACKGROUND

     A. Seller owns and operates the Business.

     B. Seller is a Debtor and Debtor in Possession in the Bankruptcy Case.

     C. Seller wishes to sell to Buyer substantially all the assets it uses in connection with its Business at the price and on such other terms and conditions specified in detail below and Buyer wishes to purchase and acquire such assets from Seller.

     NOW, THEREFORE, in consideration of representations, warranties, covenants, and mutual agreements, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, it is agreed by and between the parties:

AGREEMENTS

     1. Transfer of Assets. On the Closing Date, in consideration of the covenants, representations, and obligations of Buyer hereunder, and subject to the conditions hereinafter set forth, Seller shall sell, assign, transfer, convey, and deliver to Buyer and Buyer shall purchase from Seller all of the Assets. Seller shall be responsible for payment of all Transfer Taxes.

     2. Consideration.

     (a) As consideration for the Assets, Buyer shall (i) pay to Seller the Cash Purchase Price which shall be equal to the Deposit plus the Cash Reserves and (ii) assume the Assumed Liabilities as listed on Attachment A-7. Other than the Assumed Liabilities, Buyer will not assume and will not be liable for any liabilities or obligations of Seller.

     (b) The consideration paid for the Assets shall be allocated in a manner reasonably determined by Buyer and Seller. The Allocation Statement is to be agreed to by Buyer and Seller prior to Closing as a condition to Closing. Buyer and Seller agree (i) to file their Federal and state income tax returns (and IRS Form 8594, if applicable) on the basis of the Allocation, and (ii) that neither shall thereafter take a Tax Return position inconsistent with the Allocation Statement unless such inconsistent position shall arise out of or through an audit or other inquiry or examination by the IRS or other Governmental Authority.

     3. Closing. The Closing shall take place at the offices of counsel to Buyer, Munsch Hardt Kopf & Harr, P.C., 4000 Fountain Place, 1445 Ross Avenue, Dallas, Texas 75202. The Closing shall be held within five (5) Business Days after satisfaction or waiver of the conditions to Closing set forth in Paragraph 4, but in no event later than the Outside Date. Alternatively, the parties may mutually agree in writing to a different date on which the Closing is to occur. The Closing shall be deemed effective as of 11:59 p.m., Central time, on the date the Closing is held or such other time that Buyer and Seller may mutually agree in writing (the “Effective Time”). All actions to be taken on the Closing Date pursuant to this Agreement shall be deemed to have occurred simultaneously, and no act, document, or transaction shall be deemed to have been taken, delivered or effected until all such actions, documents, and transactions have been taken, delivered, or effected.

     4. Conditions Precedent to Closing.

     (a) Conditions to Sellers’ Obligations. Seller’s obligation to sell the Assets pursuant to this Agreement is conditioned upon the fulfillment, prior to or at the Closing, of the following conditions:

     (i) All of the representations and warranties of Buyer contained herein continue to be true and correct as of the Closing Date in all material respects, all covenants and obligations to be performed by Buyer prior to the Closing have been performed in all material respects, and Buyer has certified the foregoing to Seller in writing.

     (ii) Seller has received a certified bank check or wire transfer of next day funds in an amount equal to the Cash Reserves representing part of the Cash Purchase Price.

     (iii) Buyer has deposited the Deposit in a mutually acceptable bank account and Buyer’s signatory to such account has executed a bank draft payable to the order of Seller representing part of the Cash Purchase Price.

     (iv) Buyer has delivered to Seller appropriate evidence of all necessary corporate action by Buyer in connection with the transactions contemplated hereby, including, without limitation: (A) certified copies of resolutions duly adopted by Buyer’s directors approving the transactions contemplated by this Agreement and authorizing the execution, delivery, and performance by Buyer of this Agreement; and (B) a certificate as to the incumbency of officers of Buyer executing this Agreement and any instrument or other document delivered in connection with the transactions contemplated by this Agreement.

     (v) No action, suit, or other proceeding is pending before any Tribunal seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, seeking to obtain substantial damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any Law.

     (vi) The Bankruptcy Court has entered the Sale Procedure Order in accordance with Subparagraph 9(a), the Confirmation Order in accordance with Subparagraph 9(b), and the Procedure Order and the Confirmation Order have become Final Orders.

     (b) Conditions to Buyer’s Obligations. Buyer’s obligation to purchase the Assets pursuant to this Agreement is conditioned upon the fulfillment, prior to or at the Closing, of the following conditions:

     (i) All representations and warranties of Seller contained herein continue to be true and correct as of the Closing Date in all material respects, all covenants and obligations to be performed by Seller prior to the Closing have been performed in all material respects, and Seller has certified the foregoing to Buyer in writing.

     (ii) None of any differences between the information shown in the Disclosure Schedules as of the Execution Date and the information shown in the Disclosure Schedules as of the Closing Date involves a breach of any representation or warranty made by Seller in this Agreement as of the Execution Date or a violation of any of the covenants of Seller made in this Agreement and Buyer, in its sole discretion, finds any such differences to be acceptable.

     (iii) No action, suit, or other proceeding is pending before any Tribunal seeking or threatening to restrain or prohibit the consummation of the transactions contemplated by this Agreement, seeking to obtain substantial damages in respect thereof, or involving a claim that consummation thereof would result in the violation of any Law.

     (iv) The Bankruptcy Court has entered the Procedure Order in accordance with Subparagraph 9(a), the Confirmation Order in accordance with Subparagraph 9(b), and the Procedure Order and the Confirmation Order have each become a Final Order.

     (v) On or before February 17, 2004, the Bankruptcy Court has entered the Confirmation Order which shall: (A) confirm, under Section 1129 of the Bankruptcy Code, the Amended Plan; (B) contain findings of fact and conclusions of law which are usual and customary for a transaction of this nature and as may otherwise be agreed by Buyer and Seller; (C) approve the Sale of the Assets to Buyer; (D) be a Final Order; (E) have been entered with sufficient and proper notice in accordance with the Federal Rules of Bankruptcy Procedure; (F) as of the Closing Date, be in full force and effect; and (G) as of the Closing Date, not have been reversed, modified, amended or stayed.

     (vi) All consents of third parties necessary for the sale, transfer and assignment of the Assets as contemplated by this Agreement have been obtained.

     (vii) Seller has either paid or listed on the Schedule of Assumed Liabilities all Cure Amounts owing under any of the Real Property Leases or Other Leases and Contracts or Permits included in the Assets as of the Closing Date that the Bankruptcy Court may order to be paid as a condition to Seller’s assignment of any Real Property Lease or Other Lease or Contract or Permit and Buyer’s assumption of such Real Property Lease or Other Lease or Contract or Permit as provided herein.

     (viii) Seller has delivered to the Buyer the certificate(s) representing all of the shares of capital stock, limited liability company interests or partnership interests of the Acquired Entities, accompanied by stock power(s) duly executed in blank, with all necessary stock and partnership interests transfer and other documentary stamps attached, and any other documents that are necessary to transfer to Buyer full ownership of the capital stock, limited liability company interests and partnership interests of the Acquired Entities free and clear of all Liens other than Permitted Liens, including any and all assignment and transfer documents as reasonably requested by Buyer.

     (ix) Seller has executed and delivered to Buyer a Bill of Sale.

     (x) Seller has executed and delivered to Buyer such other assignments, bills of sale, other instruments of assignment, transfer, and conveyance as may reasonably be requested by Buyer, including, but not limited to, the transfer and assignment of Intellectual Property or Web Sites (as defined hereinafter).

     (xi) Seller has delivered to Buyer such books, records, stock records, accounting work papers, keys, changed signature cards for bank accounts, lock and safe combinations, and other similar items as Buyer may require to obtain immediate and full occupation, control, and possession of the Assets.

     (xii) Buyer shall have received all Required Governmental Authorizations to conduct the Business in the ordinary course of business following the Closing in substantially the same manner as Seller did prior to the Closing.

     (xiii) The Employment Agreements have been executed and delivered by their respective parties.

     (xiv) The trade payables and other liabilities of Seller and the Acquired Entities at Closing shall not exceed $1,450,000, excluding amounts owed to Bank of Texas and AmerisourceBergen Drug Corporation, and the cash balance of Seller and the Acquired Entities not including the Cash Reserve or the Deposit shall be at least $500,000 at Closing.

     (xv) Seller has extinguished or caused the extinguishment of all payables or other payment obligations between or among Seller, the Acquired Entities or any of their respective Affiliates.

     (xvi) The Administrative Expenses under Section 503(b)(2) of the Bankruptcy Laws shall not exceed $100,000 above the amount of retainer held by professionals employed by the Park Bankruptcy Estate (as defined in the Plan) which shall be paid by Seller from the Deposit with any remaining amounts to become part of the Cash Reserve.

     5. Termination.

     (i) If Closing has not occurred on or before the Outside Date, either party may terminate this Agreement by delivering to the other party a written notice of termination but only if the terminating party is not then in default hereunder and subject to compliance with the provisions of Subparagraph 6 governing the Deposit and the terms of the Sale Procedure Order, including, but not limited to, those providing for the delivery of the Break-Up Fee to Buyer.

     (ii) If any of the conditions to Closing in Paragraph 4 is neither satisfied nor waived on or before the earlier of the Outside Date or the date by which the condition is required to be satisfied, the party for whose benefit such condition exists may terminate this Agreement by delivering to the other written notice of termination but only if the terminating party is not then in default hereunder and subject to compliance with the provisions of Subparagraph 6 governing the Deposit and the terms of the Sale Procedure Order, including, but not limited to, those providing for the delivery of the Break-Up Fee to Buyer.

     (iii) If pursuant to Subparagraph 6, the Buyer becomes entitled to receive a return of the Deposit, the Buyer may terminate this Agreement by delivering written notice to the Seller and the Buyer shall receive a return of the Deposit and Buyer may pursuant to Sales Procedure Order receive a Break-Up Fee.

     (iv) If Seller receives from a third party a higher and better offer to purchase the Assets at the Auction, and such third party offer is subsequently approved by the Bankruptcy Court and closes as provided by its terms, then this Agreement shall be considered terminated upon receipt by Buyer from Seller of the Break-Up Fee (not dependent on amounts actually expended or incurred by Buyer) in cash or other immediately available good funds, which payment shall be made to Buyer concurrently with the consummation of such third party sale.

     6. Deposit. If Closing does not occur on or before the Outside Date in accordance with this Agreement, the Deposit shall be released to Seller, unless: (i) Closing does not occur on or before the Outside Date because facts or circumstances arise which have a Material Adverse Effect and Buyer elects not to close; (ii) Closing does not occur on or before the Outside Date because of a material breach of a representation, warranty, or covenant by Seller set forth in this Agreement; (iii) Seller or any of the Acquired Entities fail to timely provide to Buyer material information requested by Buyer, any information provided by Seller or any of the Acquired Entities is inaccurate or incomplete in any material respect or material information is withheld from Buyer; (iv) any condition precedent to Closing by Buyer set forth in this Agreement is not met on or before the Outside Date; (v) Closing does not occur on or before the Outside Date through no fault of Buyer, (vi) the Plan has not been confirmed by the Bankruptcy Court on or before the Outside Date through no fault of Buyer; or (vii) the Disclosure Statement in form and substance reasonably satisfactory to Buyer and consistent with this Agreement and the Ancillary Agreements has not been approved by the Bankruptcy Court on or before December 31, 2003; in each of the cases described in (i) through (vii), the Deposit shall be released and returned to Buyer. At Closing, the Deposit shall be paid to Seller as provided in Subparagraph 2(a).

     7. Seller’s Representations and Warranties. Except as set forth in the Disclosure Schedules, Seller hereby makes the following representations and warranties to Buyer:

     (a) Organization, Standing, Power, and Authority. Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of

Colorado. Each of the Acquired Entities is an entity duly organized, validly existing, and in good standing under the Laws of its state of organization as listed on Disclosure Schedule 7(a). Each of Seller and the Acquired Entities is duly qualified and in good standing as a foreign entity authorized to do business in each jurisdiction listed on Disclosure Schedule 7(a) which lists each jurisdiction in which the nature and extent of its business and properties require it to be so qualified, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Subject to the applicable provisions of Bankruptcy Laws, Seller has all requisite corporate power and authority to own, lease, and operate its properties, to carry on its business as now being conducted.

     (b) Organizational and Operating Documents. Seller has heretofore furnished, or otherwise made available, to Buyer a complete and correct copy of all the organizational and operating documents of each of Seller and the Acquired Entities, including, but not limited to, articles of incorporation, agreements of limited partnership and bylaws (or comparable governing documents) and they are listed on Disclosure Schedule 7(b). All of such organizational and operating documents (or comparable governing documents) are in full force and effect. Neither Seller nor any of the Acquired Entities is in violation of any of the material provisions of its respective organizational or operating documents (or comparable governing documents).

     (c) Capitalization.

     (i) Disclosure Schedule 7(c) contains a true, correct and complete list of (a) the authorized, (b) the outstanding capital stock, limited liability company interests or partnership interests of the Acquired Entities, as applicable, as well as the registered owners thereof, and (c) any shares issuable upon the exercise of options, warrants or any other rights to equity of any Acquired Entity.

     (ii) There are no outstanding obligations of the Acquired Entities to repurchase, redeem or otherwise acquire any shares of capital stock, limited liability company interests or partnership interests, as applicable, of any of the Acquired Entities.

     (iii) All of the outstanding capital stock, limited liability company interests or partnership interests of each of the Acquired Entities have been duly authorized and validly issued (free of preemptive rights) in compliance with all applicable state and federal laws (including securities laws) and are fully paid and nonassessable, and, are wholly-owned by Seller or the Acquired Entities free and clear of any liens, security interests, pledges, agreements, claims, charges or encumbrances. Except as set forth in Disclosure Schedule 7(c), there are no existing subscriptions, options, warrants, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) to purchase or otherwise acquire from any of the Acquired entities at any time, or upon the happening of any stated event, any shares of capital stock, limited liability company interests or partnership interests of any of the Acquired Entities, or any securities convertible into or exercisable for shares of capital stock, limited liability company interests or partnership interests of any of the Acquired Entities, whether or not presently issued or outstanding and there are no outstanding obligations of the Acquired Entities to repurchase, redeem or otherwise acquire any shares of capital stock, limited liability company interests or partnership interests of any of the Acquired Entities. Except for any equity interests, partnership interests, or other ownership interest disclosed in Disclosure Schedule 7(c), none of the Acquired Entities directly or indirectly owns any equity interest, partnership interests, or other ownership interest in any other Person. Except as disclosed on Disclosure Schedule 7(c), each of the Acquired Entities is a wholly owned subsidiary of Seller.

     (iv) Except as disclosed in Disclosure Schedule 7(c), there are no shareholder agreements, partnership agreements, voting trusts or other agreements or understandings to which any of the Acquired Entities is a party or to which it is bound relating to the voting or registration of any shares of capital stock or partnership interests of any of the Acquired Entities.

     (d) Validity of Agreement. Subject to obtaining the Confirmation Order, Seller has all requisite corporate power to execute, deliver, and perform each Seller Transaction Document. Subject to obtaining the Confirmation Order, this Agreement and, when signed by Seller, each other Seller Transaction Document shall constitute the valid and binding obligation of Seller, enforceable in accordance with its terms.

     (e) Financial Statements.

     (i) Attached to Disclosure Schedule 7(d) is a true, correct, and complete copy of the Financial Statements. The Financial Statements fairly present the financial position, results of operations, and cash flows of Seller (including the Acquired Entities) at the date and for the periods indicated therein and were prepared in accordance with generally accepted accounting principles, consistently applied, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if included, would not differ materially from those included in the most recent audited balance sheet included in the Financial Statements). Seller has made available previously and will deliver to Buyer at Closing all books and financial records including accounting work papers from June 30, 2000 through the Closing Date for Seller and each of the Acquired Entities.

     (ii) Seller and each of the Acquired Entities maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting controls of financial reporting that provide assurance that (A) transactions are executed with management’s authorization, (B) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Seller and to maintain accountability for the Seller’s consolidated assets, (C) access to the Seller’s assets is permitted only in accordance with management’s authorization, (D) the reporting of the Seller’s assets has been compared with existing assets at regular intervals, and (E) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to collect them on a timely basis.

     (iii) The Seller and the Acquired Entities maintain disclosure controls and procedures required by Rule 13a-15 under the Securities Exchange Act of 1934. Such controls and procedures are effective to ensure that all material information concerning the Seller and the Acquired Entities is made known on a timely basis to the individuals responsible for the preparation of the Seller’s filings with the Securities and Exchange Commission and other public disclosure documents. The Seller has delivered to Buyer, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

     (iv) The CEO and CFO of the Seller have signed, and the Seller has furnished to the Securities and Exchange Commission, all certifications required by Section 906 of the Sarbanes-Oxley Act of 2002; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Seller nor any of its officers has received notice from any Government Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification.

     (f) Absence of Certain Changes or Events; Changes in Assets. Except as otherwise contemplated by this Agreement or the Bankruptcy Case, since the date of the latest balance sheet included in the Financial Statements, (i) Seller and the Acquired Entities have operated the Business in the ordinary course of business and (ii) there have occurred no changes or events that, individually or in the aggregate, would have a Material Adverse Effect. At the Closing Date, the Assets will include all of the assets of Seller as of the Execution Date that would have been Assets if the Closing had been held on the Execution Date except to the extent changes occur between the Execution Date and the Closing Date in the ordinary course of business, consistent with past practices and the Acquired Entities will own and continue to hold all of their assets as of the Execution Date except to the extent changes occur between the Execution Date and the Closing Date in the ordinary course of business, consistent with past practices.

     (g) Contracts. Disclosure Schedule 7(g) contains a true, correct, and complete list of the Material Contracts as of the date hereof, indicating the scheduled expiration date of each Material Contract, and has been delivered to Seller a true, complete, and correct copy of each of the Material Contracts. Seller and the Acquired Entities have not released or waived any of their respective material rights under any Material Contract. None of Seller’s or the Acquired Entities’ rights under any of their respective Material Contracts have been assigned nor have any of their respective Material Contracts been terminated or canceled. Subject to any notice requirements and to obtaining any consents required for assignment described in Disclosure Schedule 7(g), the consummation of the transactions contemplated herein and in the Ancillary Agreements will not have an adverse effect on the validity, enforceability, or continuity of any Material Contract. Assuming the payment of the relevant Cure Amounts, there does not exist any default under any Material Contract on the part of Seller or any of the Acquired Entities or any other Person who is a party thereto (nor has any event occurred that, with notice and/or lapse of time, would become such a default). Assignment to Buyer of the equity interests in the Acquired Entities and the Real Property Leases and the Other Leases and Contracts constituting part of the Assumed Liabilities does not require any notice or consent and will not default, alter or terminate any such Real Property Leases and the Other Leases and Contracts, and such assignment will confer and convey all of Seller’s rights thereunder to Buyer.

     (h) Vendors. Disclosure Schedule 7(h) sets forth a list (including names) of all the suppliers from which Seller or any of the Acquired Entities ordered materials,

supplies, merchandise and other goods for the Business and to which Seller or any of the Acquired Entities paid, or are obligated to pay, an aggregate purchase price of $10,000 or more during the period commencing June 30, 2002, and ending on the November 30, 2003 and the amount for which each such supplier invoiced Seller or any of the Acquired Entities during such period. Except as disclosed in Disclosure Schedule 7(h), neither Seller nor any of the Acquired Entities has received any written notice that any supplier set forth on Disclosure Schedule 7(h) will not sell materials, supplies, merchandise and other goods to Seller at any time after the Closing Date on terms and conditions similar to those imposed on current sales subject to general and customary price increases. No supplier of Seller or any of the Acquired Entities has indicated within the past 12 months that it will stop, decrease the rate of, or increase the prices (other than general and customary price increases) for, supplying materials, products, or services to Seller, any of the Acquired Entities, or to the Business (whether as a result of the sale of the Assets to Buyer or otherwise). No supplier has notified Seller or any of the Acquired Entities in writing within the past 12 months that it will stop or decrease the amount of sales of the products of the Business (whether as a result of the sale of the Assets to Buyer or otherwise). Seller is unaware of any reason that any material change may occur (whether as a result of the sale of the Assets to Purchaser or otherwise) in the goodwill or relationships of Seller and the Acquired Entities with their respective suppliers, which change could have a Material Adverse Effect on Seller or the Business.

     (i) No Conflicts or Violations. Upon obtaining the Confirmation Order, the execution and delivery of the Seller Transaction Documents, the consummation of the transactions contemplated by the Seller Transaction Documents, and the performance of, fulfillment of, and compliance with the terms and conditions of the Seller Transaction Documents by Seller do not and will not, automatically or with notice and/or lapse of time: (i) conflict with or result in a breach of the organizational documents of Seller or any of the Acquired Entities; (ii) violate any Law, (iii) violate or conflict with or constitute a default under any agreement, instrument, or writing of any nature to which Seller or any of the Acquired Entities is a party or by which Seller, any of the Acquired Entities or any of the Assets are bound; or (iv) result in the creation or imposition of any Lien on any of the Assets.

     (j) Title to Assets. Each of Seller and the Acquired Entities has good title to the Assets, as applicable, free and clear of all Liens except for Permitted Liens. Each of Seller and the Acquired Entities enjoys peaceful and undisturbed possession of all premises and goods leased by it under each lease included in the Assets. At the Closing, the Buyer will acquire, effective as of the Effective Time, good title to the Assets, free and clear of Liens except for Permitted Liens.

     (k) Title to Personal Assets. A true, correct, and complete list of material Personal Assets owned by Seller and the Acquired Entities is set forth on Disclosure Schedule 7(k). Each of Seller and the Acquired Entities has good and valid title to all the Personal Assets owned by it and a valid and enforceable right to use all Personal Assets leased by or licensed to it, in each case, free and clear of all liens, imperfections of title, and encumbrances of any nature whatsoever other than the Permitted Liens.

     (l) Accounts Receivable. Disclosure Schedule 7(l) is a true, correct and complete listing and aging of the Seller’s and the Acquired Entities’ Accounts Receivables as of the last day of the last full calendar month preceding the date hereof determined in accordance with generally accepted accounting principles consistently applied and determined in a manner consistent with the presentation in the Financial Statements. All of such Accounts Receivable have arisen in bona fide arm’s length transactions in the ordinary course of business and are valid and binding obligations of the account debtors. None of the Accounts Receivable are subject to counterclaims or set-offs and all Accounts Receivable are collectible in full in the ordinary course of business within 180 days of the relevant invoice date, except to the extent that reserves for doubtful accounts have been established by the Seller and the Acquired Entities and are set forth on Disclosure Schedule 7(l) and which reserves have been adequately reflected on, and are consistent with presentation in, the Financial Statements. The reserves for doubtful accounts established by the Seller and the Acquired Entities and reflected on Disclosure Schedule 7(l) or on the Financial Statements have been or shall be determined in accordance with generally accepted accounting principles consistently applied and are and shall be consistent with the presentation in the Financial Statements.

     (m) No Undisclosed Liabilities. Neither Seller nor the Acquired Entities has any liabilities or obligations, either accrued or contingent, whether or not required to be reflected in Financial Statements prepared in accordance with generally accepted accounting principles, and whether due or to become due, except: (i) liabilities reflected in Seller’s latest audited or unaudited balance sheet, (ii) liabilities specifically described in this Agreement or in Disclosure Schedule 7(m), or (iii) liabilities not exceeding $50,000 in the aggregate incurred in the ordinary course of business since the date of Seller’s latest audited or unaudited balance sheet.

     (n) Litigation. Disclosure Schedule 7(n) contains a true, correct and complete list of all suits, actions and legal, administrative, arbitration or other proceedings and governmental investigations and all other claims, pending against Seller or any of the Acquired Entities or their equity holders relating to the Seller, the Acquired Entities or the Assets or threatened or which Seller expects will ultimately be threatened or commenced against Seller or any of the Acquired Entities. None of such suits, actions, proceedings, investigations or claims seek to prevent the consummation of the transactions contemplated pursuant to this Agreement or the Ancillary Agreements. There is no judgment, decree or order enjoining Seller or any of the Acquired Entities in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the Assets or the conduct of the Business of Seller and the Acquired Entities. Disclosure Schedule 7(n) also lists all suits and legal actions initiated by Seller or any of the Acquired Entities which are still pending or which have been concluded in the last two years.

     (o) Title to Real Property Leases; Real Property.

     (i) A true, correct, and complete list of the Real Property Leases to which Seller or any of the Acquired Entities are a party or pursuant to which Seller or any of the Acquired Entities occupy any real property is set forth on Disclosure Schedule 7(o) and a true, correct, and complete copy of each such Real Property Lease has been delivered to Buyer. Each of Seller and the Acquired Entities has a good and valid leasehold interest in all such Real Property Leases. Each of such Real Property Leases is in full force and effect and is valid, binding and enforceable in accordance with its terms. Seller and the

Acquired Entities enjoy quiet possession of all real property subject to each of such Real Property Leases.

     (ii) Neither Seller nor any of the Acquired Entities has any type of ownership interest in any real property.

     (p) Inventory. A true and correct summary of all Inventory of Seller and the Acquired Entities and the Acquired Entities on the date hereof is set forth on Disclosure Schedule 7(p). All Inventory of Seller and the Acquired Entities consists of items that are good and merchantable and of a quantity and quality that are usable or saleable, consistent with past practices at prices at least equal to their value on Seller’s and the Acquired Entities’ books and records. All Inventory of Seller and the Acquired Entities contains no significant amount of excess, dated or obsolete inventory. Seller and the Acquired Entities store and maintain all Inventory under appropriate conditions, consistent with pharmaceutical industry standards, specifications applicable to such Inventory and applicable laws, rules and regulations. Each of Seller and the Acquired Entities has good and marketable title to all of its Inventory, free and clear of all liens, except Permitted Liens.

     (q) Intellectual Property.

     (i) A true, correct, and complete list of all of Seller’s and the Acquired Entities’ Intellectual Property is set forth on Disclosure Schedule 7(q).

     (ii) Seller and the Acquired Entities and each predecessor in title, if any, have taken all necessary actions (and have not taken any improper actions) such that Seller’s or the Acquired Entities’ right, title, and interest in Seller’s or the Acquired Entities’ Intellectual Property, respectively, as owner or, subject to the terms of any applicable license, as licensee, as applicable, is valid, enforceable, and uncontested, and is free and clear of all liens of any third party, except for Permitted Liens, and, except to the extent any of Seller’s or the Acquired Entities’ Intellectual Property is licensed to Seller or the Acquired Entities, respectively, of licensor.

     (iii) All computer software and databases located at any of Seller’s or the Acquired Entities’ premises or used in the Business are owned by or properly licensed to Seller or the Acquired Entities, as applicable, and all of Seller’s or the Acquired Entities’ uses of such computer software and databases are authorized under such licenses, as applicable.

     (iv) All of Seller’s and the Acquired Entities’ right, title, and interest in and to the Seller’s and the Acquired Entities’ Intellectual Property, including computer software and databases, and any warranties therein, shall be assignable to Buyer at Closing or in the case of the Acquired Entities shall continue in full force and effect following the Closing, and upon such assignment, Buyer shall receive complete and exclusive right, title, and interest in and to all of Seller’s right, title, and interest in and to tangible and intangible property rights existing in Seller’s Intellectual Property and the Acquired Entities shall continue to hold all such rights with respect to their Intellectual Property following Closing.

     (v) There are no infringements, unlawful uses, improper assignments, or defaults of any license or other agreement with respect to Seller’s Intellectual Property in connection with the Business, Seller or any of the Acquired Entities have not received any notice or demand alleging that Seller or any of the Acquired Entities are in default of any license or other agreement or that Seller or any of the Acquired Entities are infringing upon any rights of any third party in Seller’s use of Seller’s or the Acquired Entities’ Intellectual Property, and there exist no circumstances that reasonably could be expected to adversely affect the validity, subsistence, or existence of Seller’s or the Acquired Entities’ Intellectual Property and Seller’s and the Acquired Entities’ continued right to use Seller’s and the Acquired Entities’ Intellectual Property.

     (r) Web Site. Without limiting any of the other representations and warranties of Seller in this Agreement, Seller or the Acquired Entities, as the case may be, owns or has all rights necessary to reproduce, use, maintain, edit, modify, prepare derivatives of, display, publish, and transmit all material, text, graphics, sound, video, programming, scripts, and applets contained in each web site operated by or for Seller, the Acquired Entities or used in or by the Business (each, a “Web Site”), including, but not limited to, www.parkrxcorp.com, www.doughertys.com, www.parkinfusion.com, www.thcrx.com and www.medmanrx.com. The use, reproduction, display, distribution, and transmission of any Web Site, or any information or materials contained in them, do not: (i) infringe or misappropriate any copyright, patent, trademark, trade secret, or any other proprietary rights of a third party; (ii) violate any criminal Law; (iii) constitute false advertising, unfair competition, defamation, or an invasion of privacy; (iv) violate a right of publicity; (v) violate any Law regarding protection, collection, or use of personal information; (vi) violate any government export restrictions or regulations; (vii) contain obscene, pornographic, or indecent material; (viii) contain any viruses, Trojan horses, trap doors, back doors, worms, time bombs, cancelbots, or other computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously intercept, or expropriate any system, data, or personal information; or (ix) otherwise violate any other applicable Law.

     (s) Governmental Consents. Subject to obtaining the Confirmation Order, all consents, approvals, and authorizations of, and all declarations and filings with, any Governmental Authority required as a condition to Seller’s valid execution or delivery of this Agreement or any of the Seller Transaction Documents or Seller’s and the Acquired Entities’ consummation or performance of the transactions contemplated hereby or thereby have been obtained or made, as appropriate.

     (t) Contractual Consents. Except as listed on Disclosure Schedule 7(t), all consents that are necessary for Seller to transfer the Assets and the Real Property Leases without default under any Material Contract or Real Property Lease have been or will be obtained prior to Closing. To the extent the transfer of the equity interest of the Acquired Entities requires a consent under any of the Real Property Leases or material Contracts, such consents have been or will be obtained prior to Closing.

     (u) Tax Returns and Payments. Attached to Disclosure Schedule 7(u) is a list of true, correct, and complete copy of the Tax Returns of Seller and each of the Acquired Entities since 1999. A true and correct copy of all such Tax Returns and the schedules or other documentation showing Seller’s and each of the Acquired Entities’ adjusted income tax basis in each of the Assets as of the date hereof has been delivered to Buyer. Seller and each of the Acquired Entities has filed all Income Tax Returns required by Law to be filed by it except for Income Tax Returns with respect to which extensions have been granted (and such extension(s) have not expired as of the Closing Date), and each such Tax Return is true, correct, and complete in all material respects. All liabilities of Seller or any of the Acquired Entities to any jurisdiction for Taxes relating to any period ended on or prior to the Effective Time or which result from the transfer of Assets have been paid by Seller or the Acquired Entities, will be paid by Seller when due, or are accrued and are adequately reserved in the Financial Statements. Neither the Internal Revenue Service nor any state, local, foreign, or other taxing authority has proposed to Seller or any of the Acquired Entities any additional Taxes with respect to the Business, Seller or any of the Acquired Entities. Seller has not received written notification of, and there are no pending or threatened Tax claims, assessments, or examinations by any taxing authorities relating to the Business, Seller or any of the Acquired Entities. Neither Seller nor any of the Acquired Entities has granted any extension to any Tribunal of the limitation period during which any Tax liability related to the Business, Seller or any of the Acquired Entities or against the Assets may be asserted thereby. Each of Seller and the Acquired Entities has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, or other Person. The Assets will be conveyed to Buyer at Closing free and clear of any claims or encumbrances for Taxes, except for Taxes that are not yet due and payable.

     (v) Compliance with Laws. Neither Seller nor any of the Acquired Entities has violated or is in violation of any applicable Law, the violation of which could have a Material Adverse Effect and neither Seller nor any of the Acquired Entities has received notification or communication from any Governmental Authority asserting that Seller or any of the Acquired Entities has not been or is not in compliance with any of the Laws that such Governmental Authority enforces, except that Seller has received a notice from the Drug Enforcement Agency. Since the Petition Date, (i) the Seller has conducted its businesses and affairs in accordance with the requirements of the Bankruptcy Code and (ii) all acts or omissions of the Seller or any of the Acquired Entities outside the ordinary course of business have been described or referred to in one or more pleadings noted on the docket sheet maintained by the Bankruptcy Court or disclosed in writing specifically to the Buyer.

     (w) Permits. Disclosure Schedule 7(w) contains a true, correct, and complete list of the Permits, indicating the scheduled expiration date of each Permit, and a true, complete, and correct copy of each of the Permits. The Permits shown on Disclosure Schedule 7(w) are all of the Permits that are material or necessary in or to the conduct of the Business. Each of the Permits shown on Disclosure Schedule 7(w) is in full force and effect, neither Seller nor any of the Acquired Entities has released or waived any of its material rights under any such Permit, none of Seller’s or the Acquired Entities’ rights under any such Permit has been assigned, none of such Permits has been terminated or canceled, no violations are or have been recorded in respect of any of such Permits, no proceeding is pending or threatened to revoke, deny, or limit any of such Permits, and neither Seller nor any of the Acquired Entities has received notification or communication from any Governmental Authority threatening to revoke any such Permit. Subject to any notice requirements and to obtaining any consents required for assignment described in Disclosure Schedule 7(w), the consummation of the transactions contemplated herein and in the Ancillary Agreements will not have an adverse effect on the validity, enforceability, or continuity of any such Permit.

     (x) Outstanding Commitments. Neither Seller nor any of the Acquired Entities is bound by any commitments for the performance of services or delivery of products in excess of its ability to provide such services or deliver such products during the time available to satisfy such commitments, and all outstanding commitments for the performance of services or delivery of products were made on a basis calculated to produce a profit under the circumstances prevailing when such commitments were made.

     (y) Labor Matters; Employees.

     (i) Set forth in Disclosure Schedule 7(y) is a true, correct, and complete list of all employees of Seller and the Acquired Entities, together with a list of all licenses and Permits held by each such employee as well as a summary of the employee benefits, programs, policies, and arrangements that are provided by Seller and the Acquired Entities to their respective employees.

     (ii) In all material respects, each of Seller and the Acquired Entities has complied with and is in compliance with all Laws respecting employment and employment practices (including the Americans with Disabilities Act and the Family and Medical Leave Act), terms and conditions of employment, wages and hours, and nondiscrimination in employment, and each of Seller and the Acquired Entities has not and is not engaged in any unfair labor practice.

     (iii) Disclosure Schedule 7(y) sets forth a true, correct, and complete list of each obligation, liability, or commitment of Seller and the Acquired Entities with respect to each written or oral employment, compensation, consulting, severance pay, or similar agreement and a true, correct, and complete copy of each document giving rise to each such obligation, liability, or commitment has been delivered to Buyer.

     (iv) To Seller’s knowledge, no employee intends to terminate his or her employment with Seller or any of the Acquired Entities prior to or following the Closing Date.

     (v) A list of each employee’s compensation, accrued vacation, bonus and any other compensation or benefits paid for calendar year 2002 and for the ten (10) months ended October 31, 2003, together with any amounts due that have not been paid as well as any amounts committed or promised, has been delivered to Buyer.

     (vi) Neither the Seller nor any of the Acquired Entities has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer of the Seller or of any of the Acquired Entities, and no loans or extensions of credit to any such persons or to Joe Park, Craig Mackey or Philip Waltrip are currently outstanding irrespective of their date of issuance or creation.

     (z) Employee Benefits. Set forth on Disclosure Schedule 7(z) is a true, correct, and complete list of all Benefit Plans of Seller and the Acquired Entities and attached to Disclosure Schedule 7(z) is a true, correct, and complete copy of each of such Benefit Plans. With respect to all Benefit Plans of Seller and the Acquired Entities: (i) there is no Benefit Plan that is a multiemployer plan as defined in Section 3(37) of ERISA; (ii) there is no ERISA Title IV liability incurred or pending; (iii) there is no Benefit Plan that promises or provides health or life benefits to retirees or former employees of Seller other than as required by Section 602 of ERISA or Section 4980B of the Code; (iv) each Benefit Plan has at all times been operated and administered in compliance with the applicable requirements of ERISA, the Code, and all other Laws and its terms; (v) each Pension Plan has received a favorable determination letter from the IRS stating that such Pension Plan meets all the requirements of the Code and that any trust or trusts associated with such Pension Plan are tax exempt under Section 501(a) of the Code; (vi) there is no reason why the tax-qualified status of any such Pension Plan should be revoked, whether retroactively or prospectively, by the IRS; (vii) all amendments to the Pension Plans that were required to be made through the date hereof and the Closing Date under Section 401(a) of the Code and all other Laws subsequent to the issuance of each such Pension Plan’s IRS determination letter have been made; and there are no amendments that are required to be made to such Pension Plans that adversely affect, or may result in the revocation or discontinuance of, the continuing tax-qualification status of such Pension Plans under the Code; (viii) no actual or threatened disputes, lawsuits, claims (other than routine claims for benefits), investigations, audits, or complaints to, or by, any Person have been filed or are pending or threatened with respect to any Benefit Plan or its sponsor or the fiduciaries responsible for such Benefit Plan, and no state of facts or conditions exist that reasonably could be expected to subject Seller to any liability (other than routine claims for benefits) in accordance with the terms of such Benefit Plan or pursuant to any Laws; (ix) all filings, notices, and disclosures required by ERISA, the Code, or any other Laws have been timely filed and made; (x) with respect to each Benefit Plan, there has not occurred, and no Person is contractually bound to enter into, any nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA; (xi) no payment that is owed or may become due to any current or former director, officer, employee, or agent of Seller or any of the Acquired Entities is subject to, and none shall result in the imposition of, tax under Section 280(G) or 4999 of the Code, nor is Seller or any of the Acquired Entities obligated, orally or in writing, to “gross up” or otherwise compensate any such Person due to the imposition of an excise or similar tax on payments made to such Person by Seller or any of the Acquired Entities or their respective ERISA Affiliates; (xii) the consummation of the transactions contemplated by this Agreement will not accelerate or terminate, nor does there exist any basis for the acceleration or termination of, (1) benefits payable to current or former employees of, or other compensated personnel at Seller or any of the Acquired Entities under any Benefit Plan or other plan, arrangement, contract, or agreement, written or oral, (2) a participant’s vesting credits or years of service under any Benefit Plan, or (3) accruals with respect to any other benefits or amounts reserved under any such Benefit Plan or other plan, arrangement, contract, or agreement; and (xiii) only current and former employees (excluding “leased employees” as defined in Code Section 414(n)(2)) of Seller or any of the Acquired Entities participate in, and are entitled to receive benefits from, the Benefit Plans.

     (aa) Environmental Matters.

     (i) Each of Seller and the Acquired Entities is and has been in material compliance with all applicable Environmental Laws, which compliance includes the possession by Seller and the Acquired Entities of all Permits

required under applicable Environmental Laws and compliance with the terms and conditions thereof;

     (ii) There are no Environmental Claims pending or threatened against Seller or any of the Acquired Entities or any Person with respect to which Seller or any of the Acquired Entities have or may have retained or assumed partial or total liability, either contractually or by operation of law, for which adequate reserves have not been established on the balance sheet of Seller included in the Financial Statements; and

     (iii) There are no past or present actions, activities, circumstances, conditions, events, or incidents, including the release, threatened release, or presence of any Hazardous Substance, that could form the basis of any Environmental Claim against Seller or any of the Acquired Entities or for which Seller or any of the Acquired Entities could be liable, except where such actions, activities, circumstances, conditions, events, or incidents will not have a Material Adverse Effect.

     (bb) Assets Sufficient to Operate Business. The Assets of Seller and the Acquired Entities constitute all of the assets necessary and sufficient to operate the Business as currently operated by Seller and the Acquired Entities.

     (cc) Minute Books and Stock, Limited Liability Company and Partnership Interests Records. The original minute books of the Acquired Entities provided to Buyer contain minutes of all meetings of directors, shareholders, members and partners, as applicable (or consents in lieu of such meetings), accurate in all material respects since the respective times of incorporation or formation, as applicable, of the each of the Acquired Entities. The original stock and partnership interests records, as applicable, of the Acquired Entities provided to Buyer contain an accurate record of all stock and partnership interests issuances and stock and partnership interests transfers of each of the Acquired Entities.

     (dd) Cure Amounts. Any Cure Amounts owing under any of the Real Property Leases or Other Leases and Contracts or Permits that will have to be paid under Section 365 of the Bankruptcy Code as a condition to assumption and assignment thereof will be paid from the Cash Reserves.

     (ee) Health Care Compliance.

     (i) Seller and the Acquired Entities are participating in or otherwise authorized to receive payment and reimbursement from each Third-Party Payor Program listed on Disclosure Schedule 7(ee). All necessary certifications and Contracts required for participation in such Third-Party Payor Programs are in full force and effect and have not been amended or otherwise modified, rescinded, revoked or assigned, and no condition exists and no event has occurred which in itself or with the giving of notice or the lapse of time or both would result in the suspension, revocation, impairment, forfeiture or non-renewal of participation or authorization with respect to any such Third-Party Payor Program. Seller and the Acquired Entities are, and for the last three years have been, in full compliance with the requirements of all such Third-Party Payor Programs applicable to it.

     (ii) Except as set forth in Disclosure Schedule 7(ee), none of Seller, the Acquired Entities or any Affiliate, shareholder, director, officer, employee, or consultant of Seller has been indicted, convicted, or subject to an investigation by the Office of Inspector General of the Department of Health and Human Services (the “OIG”), Drug Enforcement Agency (the “DEA”) or other applicable Governmental Authority, or received a notice from the OIG, DEA or other applicable Governmental Authority, with respect to a violation or an alleged violation of any applicable Health Care Law and no violation of any applicable Health Care Law has been committed by any of them.

     (ff) Fraud and Abuse. Neither Seller nor any of the Acquired Entities, or any of their respective Affiliates, shareholders, directors, officers, employees, or consultants has engaged in any activities which are prohibited by or are in violation of the rules, regulations, policies, contracts or laws pertaining to any Third-Party Payor Program or which are prohibited by any applicable rules of professional conduct, including but not limited to, any of the following: (a) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment; (b) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on Seller’s or any of the Acquired Entities’ own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; or (d) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, or offering to pay or paying any such remuneration (i) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any Third-Party Payor Program, or (ii) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by any Third-Party Payor Program.

     (gg) Pharmacy Compliance. Each of Seller and the Acquired Entities has all Required Governmental Authorizations required for the operation of the Business, all of which are in full force and effect and which will not be terminated by the Transaction so that the Acquired Entities will be able to continue to have all Required Governmental Authorizations immediately following Closing. There are no outstanding notices of deficiencies relating to Seller, any of the Acquired Entities or the Business issued by any Governmental Authority or Third-Party Payor requiring (a) conformity or compliance with any Applicable Laws, or (b) the satisfaction of any conditions for participation with such Governmental Authority or Third-Party Payor. Neither Seller or nor any of the Acquired Entities has received notice of nor has any knowledge of or reason to believe that any Required Governmental Authorization may be revoked or not renewed in the ordinary course of business.

     (hh) Insurance. Disclosure Schedule 7(hh) contains a true, correct and complete list of all insurance policies and fidelity bonds covering the Assets, Inventory, Real Property, employees, or any part of the Business as well as all claims made, and pending, under any insurance policy by Seller or any of the Acquired Entities. There is no claim by Seller or any of the Acquired Entities pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds (other than claims made under medical and dental insurance plans) except that no response from the Seller’s insurance carriers has been received by Seller regarding a notice and demand from 9 July 03 Corp., a Texas corporation d/b/a Bishopsgate Corp. Seller has provided to Buyer all such insurance policies and fidelity bonds and all claims made, and pending, by Seller or any the Acquired Entities under their respective insurance policies (other than claims under medical and dental plans). All premiums payable under all such policies and bonds have been paid and Seller or the Acquired Entities are otherwise in compliance in all material respects with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). Such policies of insurance and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to those of Seller and the Acquired Entities. Seller does not know of any threatened termination of or proposed material premium increase with respect to any of such policies. Seller or the Acquired Entities have never been denied insurance coverage nor has any insurance policy of Seller or the Acquired Entities ever been canceled for any reason.

     (ii) Reimbursement Matters. Seller has delivered or made available to Buyer complete copies of all Third Party Payor cost or similar reports or filings and related forms that have been filed by it during the past five years. None of Seller nor any of the Acquired Entities or their respective Affiliates has received any written or oral notice that any Third-Party Payor has any claim against Seller, the Acquired Entities or their respective Affiliates which may reasonably be expected to result in consolidated net offsets against future payment or reimbursement in excess of that provided for in the most recent balance sheet included in the Seller Financial Statements.

     (jj) No Brokers. Neither Seller nor any of its Affiliates has, directly or indirectly, retained or engaged any Person to act as a broker or finder, or in any similar capacity in connection with the transactions contemplated by this Agreement.

     (kk) True, Correct and Complete Information. No representation or warranty by Seller contained in this Agreement, in the schedules attached hereto or in any certificate furnished by Seller to Buyer in connection herewith or pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary in order to make any statement herein or therein, in light of the circumstances in which it was made, not misleading.

          8. Buyer’s Representations and Warranties. Buyer hereby makes the following representations and warranties to Seller:

     (a) Validity of Agreement. All corporate action on the part of Buyer necessary for the authorization, execution, delivery, and performance of each Buyer Transaction Document by Buyer, including the performance of Buyer’s obligations hereunder, has been duly taken. Each Buyer Transaction Document, when executed and delivered by Buyer, shall constitute the valid and binding obligation of Buyer, enforceable in accordance with its terms.

     (b) Organization, Standing, and Power. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Buyer has all requisite power and authority to own, lease, and operate its properties, to carry on its business as now being conducted, and to execute, deliver, and perform each Buyer Transaction Document.

     (c) No Conflicts or Violations. The execution and delivery of the Buyer Transaction Documents, the consummation of the transactions contemplated by the Buyer Transaction Documents, and the performance of, fulfillment of and compliance with the terms and conditions of the Buyer Transaction Documents by Buyer do not and will not: (i) conflict with or result in a breach of the organizational documents of Buyer; (ii) violate any Law or any order, writ, injunction, or decree of any Tribunal; or (iii) violate or conflict with or constitute a default under any agreement, instrument, or writing of any nature to which Buyer is a party or by which Buyer or its assets or properties are bound.

     (d) Financial Capability. It is financially able to consummate the purchase of the Assets and to complete all transactions contemplated by the Agreement.

     (e) No Restrictions. It has received approval of its Board of Directors to enter into the Agreement and is under no restrictions or agreements which would preclude it from consummating the purchase of the Assets or the completion of the transactions contemplated by the Agreement.

          9. Conduct Prior to Closing.

     (a) Bankruptcy Court Approval of Sale Procedures, Breakup Fee and Deposit Agreement. Within ten (10) Business Days of the Execution Date, the Bankruptcy Court shall have approved the Joint Motion: (A) For Approval of Bid Procedures in the Event of Competing Bids, (B) Payment of Termination Fee and (C) Approval of Deposit Agreement filed jointly by Seller and Buyer (the “Sale Procedure Motion”) requesting the entry of an order in form and substance acceptable to Buyer and Seller (the “Procedure Order”), with specific required terms and conditions, including, but not limited to, (i) approving the procedures set forth in the Sale Procedure Motion for the Seller to address any competing bids submitted for the purchase of the Assets, (ii) establishing procedures for an auction (the “Auction”) at which higher and better offers to purchase the Assets may be presented to Seller, (iii) providing that if Seller receives from a third party a higher and better offer to purchase the Assets at the Auction, and such third party offer is subsequently approved by the Bankruptcy Court and closes as provided by its terms, then Buyer will be entitled to receive from Seller a flat fee payment (not dependent on amounts actually expended or incurred by Buyer) in cash or other immediately available good funds in the amount of $200,000 (the “Break-Up Fee”), which payment shall be made to Buyer concurrently with the consummation of such third party sale, (iv) no prospective purchaser will be permitted to bid at the Auction unless such party has been deemed “financially qualified” by Seller, (v) no prospective purchaser will be permitted to bid at the Auction unless such prospective purchaser has been determined by Seller in good faith to be capable of completing the purchase of the Assets on or before the Outside Date, (vi) no prospective purchaser who bids for the Assets at the Auction shall be entitled to purchase the Assets unless such prospective purchaser offers to purchase the Assets for consideration which is at least $200,000 greater than the consideration set forth in this Agreement (including all cash, non-cash consideration, and assumed liabilities) and otherwise on terms at least as favorable to Seller as those set forth in this Agreement, (vii) after any initial overbid, all further overbids must be in increments of at least $100,000, and (viii) approving the specific terms and conditions regarding contained in Section 6 hereof with respect to the Deposit.

     (b) Approval of Sale Pursuant to Order Confirming Plan . In accordance with the Bankruptcy Code, Bankruptcy Rules and any Order of the Bankruptcy Court, the Seller shall use its best efforts to have the Confirmation Order by the Bankruptcy Court on or before February 17, 2004.

     (c) Access to Records and Properties of Seller. From and after the Execution Date until the Closing Date, Seller shall, upon reasonable advance notice, afford to Buyer’s officers, independent public accountants, counsel, lenders, consultants, and other representatives reasonable access during normal business hours to the Assets of Seller and all records pertaining to the Assets, the Business or the Acquired Entities.

     (d) Operation of Seller’s Business Pending Closing. Unless Buyer otherwise consents, during the period prior to the Closing Date, Seller shall operate the Business, subject to the orders and direction of the Bankruptcy Court, as currently operated and only in the ordinary course and, consistent with such operation, shall use commercially reasonable efforts to preserve intact the Business and Seller’s relationships with employees, customers, suppliers, and other Persons having dealings with it.

     (e) Work To Closing. Unless and until this Agreement is properly terminated, each party shall use commercially reasonable and diligent efforts to cause all conditions to the other party’s obligation to proceed to Closing to be satisfied. Seller shall use commercially reasonable efforts to obtain any and all consents needed for the assignment of any of the Real Property Leases or Other Leases and Contracts. Seller will assist Buyer in obtaining all Required Governmental Authorizations necessary or required for Buyer to conduct the Business in substantially the same manner as Seller conducted the Business prior to the Closing, including, but not limited to, all necessary pharmacy licenses and registrations with the DEA.

     (f) Update Disclosure Schedules. Seller shall deliver updated Disclosure Schedules to Buyer on or before the Closing Date to the extent necessary to assure that the representations and warranties of Seller in this Agreement are true and correct as of the Closing Date.

     (g) No Shop. Seller covenants and agrees, unless otherwise directed by the Bankruptcy Court or as a result of the Sale Procedure Motion or the court’s order thereon, Seller will not, and will cause the Acquired Entities and all Affiliates thereof to not, solicit, entertain or otherwise engage in or continue any existing discussions or negotiations or accept any offers with respect to the possible sale, directly or indirectly through merger or otherwise, of the Assets or of the assets of the Acquired Entities, with or from any party other than Buyer. Seller further covenants and agrees to inform Buyer within three (3) days after receipt of any inquiries or offers that Seller or the Acquired Entities or any Affiliates thereof may receive (other than in the ordinary course of business) from potential purchasers for the Assets or for the assets of the Acquired Entities. Such notice shall include the names of the potential purchasers and the terms of the offer.

     (h) Confidentiality.

     (i) Unless and until the Closing occurs, Buyer (i) will not use any of Seller’s Confidential Information for any reason or purpose other than to evaluate the proposed purchase of Assets and (ii) will disclose Seller’s Confidential Information only to Buyer’s officers, directors, employees, agents, lenders, attorneys, and representatives who require such information to permit Buyer to evaluate the proposed purchase of Assets, each of whom will be informed that he or she is expected to comply with the obligations of Buyer under this Subparagraph. If the Closing does not occur, Buyer will return all of Seller’s Confidential Information to Seller.

     (ii) Seller (i) will not use any of Buyer’s Confidential Information for any reason or purpose other than to evaluate the proposed sale of Assets and (ii) will disclose Buyer’s Confidential Information only to Seller’s officers, directors, employees, agents, lenders, attorneys, and representatives who require such information to permit Seller to evaluate the proposed sale of Assets, each of whom will be informed that he or she is expected to comply with the obligations of Seller under this Subparagraph. Upon the earlier of the Closing or the termination of this Agreement, Seller will return all of Buyer’s Confidential Information to Buyer.

     10. Conduct After Closing.

     (a) Reasonable Access to Records and Certain Personnel. After the Closing, so long as the Bankruptcy Case is pending, (i) Buyer shall permit Seller and Seller’s counsel and other professionals employed in the Bankruptcy Case reasonable access to the financial and other books and records relating to the Assets or the Business of Seller (whether in documentary or data form) for the purpose of the continuing administration of the Bankruptcy Case, which access shall include (A) the right of such professionals to copy, at Seller’s expense, such documents and records as they may request in furtherance of the purposes described above and (B) Buyer’s copying and delivering to Seller or its professionals such documents or records as they may request, but only to the extent Seller or its professionals furnishes Buyer with reasonably detailed written descriptions of the materials to be so copied and Seller reimburses Buyer for the reasonable costs and expenses thereof), and (ii) so long as such access does not unreasonably interfere with Buyer’s business operations, Buyer shall provide Seller and such professionals (at no cost to Seller other than out-of-pocket expenses) with reasonable access to all the books and records of Seller delivered to Buyer during regular business hours to assist Seller in the continuing administration of the Bankruptcy Case. Seller may assign its rights to such access to the Liquidating Joint Debtors.

     (b) Cooperation. Each party to this Agreement will cooperate with the others to assure a smooth transition of the Business to Buyer after the Closing.

     (c) Filing of Amendments to Organizational Documents. Buyer shall cause all necessary amendments to the organizational documents of the Acquired Entities to be filed with the secretary of state or any other appropriate agency, including, but not limited to filing of certificates or articles of amendment.

     (d) Indemnification.

     (i) Indemnification by Seller. Seller hereby agrees to defend, indemnify, and hold harmless Buyer and agrees to reimburse Buyer for any and all Damages suffered by Buyer at any time after the Closing in respect of:

     (A) any and all debts, liabilities, claims, and obligations of Seller or that arise with respect to the Business other than, in each case, the Assumed Liabilities; and

     (B) any misrepresentation, breach of warranty, or nonfulfillment of any covenant made by Seller under this Agreement or any of the other Seller Transaction Documents.

     (ii) Indemnification by Buyer. Buyer hereby agrees to defend, indemnify, and hold harmless Seller and will reimburse Seller for any and all Damages suffered by Seller at any time after the Closing in respect of:

     (A) all Assumed Liabilities and all debts, liabilities, claims and obligations arising with respect to the Business on or after the Effective Time, except, in each case, to the extent Seller is required to indemnify Buyer therefor; and

     (B) any misrepresentation, breach of warranty, or nonfulfillment of any covenant made by Buyer under this Agreement or any of the other Buyer Transaction Documents.

     (iii) Expiration of Indemnification. All of the representations and warranties of the parties contained in this Agreement or in any Ancillary Agreement shall survive for the 365-day period following the Closing Date (the “Indemnity Period”).

     (iv) Notice of Indemnity Claim. Any Person entitled to indemnification under the provisions of this Subparagraph 10(d) (an “Indemnified Person”) will give prompt notice to the Person from whom it is seeking indemnification under this Paragraph (the “Indemnifying Person”) of any matter with respect to which it seeks indemnification under this Agreement prior to expiration of the Indemnity Period. The failure of any Indemnified Person to give notice as provided herein will not relieve the Indemnifying Person of its obligations under this Paragraph except to the extent that the Indemnifying Person is actually prejudiced by such failure to give notice. Such notice must specify in reasonable detail the nature of such claim for indemnification and the circumstances under which it has arisen, which, in the case of a claim that arises from a claim or action against the Indemnified Person by a third party (a “Third Party Claim”), cannot be asserted by the Indemnified Party until asserted by such third party.

     (v) Assumption of Defense. If any Third Party Claim is made or brought against an Indemnified Person, the Indemnifying Person shall, at its sole cost and expense, assume the defense thereof with counsel reasonably satisfactory to the Indemnified Person by giving written notice thereof to the Indemnified Person. Unless and until the defense is so assumed, the

Indemnified Person may assume the defense thereof at the sole cost and expense of the Indemnifying Person, subject, however, to the right of the Indemnifying Person to assume the defense at any time prior to the settlement, compromise, or final determination of such Third Party Claim upon written notice to the Indemnified Person. The Person who assumes the defense under this Agreement will defend the Third Party Claim in good faith. Notwithstanding the fact that the Indemnifying Person has assumed the defense of a Third Party Claim, the Indemnified Person will nevertheless have the right, at its sole cost and expense, to participate in such defense and to be represented by attorney of its choosing. However, while the Indemnifying Person has assumed the defense, it will have the right to control such defense.

     (vi) Settlement. An Indemnifying Person who has assumed the defense of a Third Party Claim under this Paragraph will be entitled to settle or compromise such Third Party Claim but only if it gives the Indemnified Person advance notice of such proposed settlement or compromise and the Indemnified Person gives its consent to such proposed settlement or compromise, which consent will not be unreasonably withheld. The Indemnified Person may not object to any settlement or compromise proposed by the Indemnifying Person without good reason. It will be considered good reason if the proposed settlement or compromise (i) does not contain as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Person of a release from all liability with respect to the Third Party Claim, (ii) contains any admission against interest on the part of the Indemnified Person, (iii) contains an admission of guilt or wrongdoing on the part of the Indemnified Person, (iv) provides for any remedy or sanctions against the Indemnified Person other than the payment of money that the Indemnifying Person agrees to and is able to pay, or (v) in the reasonable judgment of the Indemnified Person, would create a legal precedent that would jeopardize its position in pending or threatened litigation that involves the Person who brought such claim or action or any other Person.

     (e) Seller’s Use of Cash. Seller shall use the Cash Purchase Price and the Cash Reserves to pay Seller’s Administrative Expenses, Cure Amounts, other expenses and claims required to be paid by Seller or the Liquidating Joint Debtors pursuant to the Plan. On or before December 31, 2004, Seller shall deliver to Buyer any remaining Cash Reserves that are not reasonably necessary to be retained for Seller’s expenses required to be paid under the Plan.

     11. Miscellaneous.

     (a) Attorneys’ Fees. If any party hereto brings an action or other proceeding to enforce or interpret the terms and provisions of this Agreement, the prevailing party in that action or proceeding shall be entitled to have and recover from the non-prevailing party all such fees, costs, and expenses (including all court costs and reasonable attorneys’ fees) as the prevailing party may suffer or incur in the pursuit or defense of such action or proceeding.

     (b) Notices. All notices, requests, demands, and other communications hereunder will be in writing and will be personally delivered, delivered by facsimile or courier service, or mailed, certified with first class postage prepaid, to the address set forth below the signature of the party to this Agreement. Each such notice, request, demand, or other communication will be deemed to have been given (whether actually received or not) on the date of actual delivery thereof, if personally delivered or delivered by facsimile transmission (if receipt is confirmed at the time of such transmission by telephone or facsimile-machine-generated confirmation), or on the third Business Day following the date of mailing, if mailed in accordance with this Paragraph, or on the day specified to the courier service for delivery to the intended recipient (if such day is one on which the courier service will give normal assurances that such specified delivery will be made). Any notice, request, demand, or other communication given otherwise than in accordance with this Subparagraph will be deemed to have been given on the date actually received. Any party may change its address for purposes of this Subparagraph by giving written notice of such change to all other parties in the manner hereinabove provided. Whenever any notice is required to be given by Law or by this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, will be deemed equivalent to the giving of that notice.

     (c) Non-Waiver; Rights are Cumulative. Neither a failure of a party to this Agreement to exercise any power reserved to it in this Agreement or to insist upon compliance by any other party hereto with any obligation or condition in this Agreement nor any custom or practice of the parties at variance with the terms hereof will constitute a waiver of such first party’s rights to demand exact compliance with the terms of this Agreement. Waiver by a party to this Agreement of any particular default will not affect or impair such party’s right with respect to any subsequent default of the same or of a different nature; nor will any delay, forbearance, or omission of such party to exercise any power or right arising out of any breach or default by any other party hereto of any of the terms, provisions, or covenants of this Agreement affect or impair such first party’s rights; nor will such constitute a waiver by such first party of any rights hereunder or rights to declare any subsequent breach or default. Subsequent acceptance by a party to this Agreement of any performance or payments due to it hereunder will not be deemed to be a waiver by such first party of any preceding breach by any other party of any terms, provisions, covenants, or conditions of this Agreement. Except as otherwise expressly set forth in this Agreement, each party’s rights under this Agreement are cumulative and neither the existence of, nor the exercise or enforcement by a party of, any right or remedy under this Agreement will preclude the exercise or enforcement by such party of any other right or remedy under this Agreement or Law. Notwithstanding the foregoing, the consent of a party to proceed with the Closing shall constitute a waiver by such party of any conditions to Closing not satisfied as of the Closing Date if such party is notified in writing at or prior to the Closing that such condition has not been satisfied.

     (d) No Strict Construction. This Agreement is the result of substantial negotiations among the parties and their counsel and has been prepared by their joint efforts. Accordingly, the fact that counsel to one party or another may have drafted this Agreement or any portion hereof is immaterial and this Agreement will not be strictly construed against any party.

     (e) Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter.

     (f) Severability. If any provision of this Agreement or any Ancillary Agreement is held to be illegal, invalid, or unenforceable under present or future Laws effective during the term hereof, such provision will be fully severable and this

Agreement or such Ancillary Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement or such Ancillary Agreement; the remaining provisions of this Agreement or such Ancillary Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement or such Ancillary Agreement. Furthermore, in lieu of each such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement or such Ancillary Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

     (g) Parties Bound; Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto (including following the change of control of any such party) and their respective successors and assigns. Seller may not assign its rights under this Agreement without the prior written consent of Buyer. Buyer may assign all of its rights under this Agreement to any of its Affiliates and, as security, to any lender to Buyer or any of its Affiliates in connection with the refinancing of the Working Capital Loan and/or the Term Loan Note but doing so will not relieve the Buyer of its obligations under this Agreement. Any other assignment by the Buyer shall require the Seller’s prior written consent.

     (h) Entirety; Amendments and Waivers. This Agreement (including any Exhibits), the Plan, the Disclosure Statement and the Ancillary Agreements constitute the entire understanding between the parties with respect to the subject matter hereof and supersede all prior agreements or understandings relating to the subject matter hereof, including, but not limited to, the Letter of Intent, and may be modified or amended only by an instrument in writing executed by each of the parties hereto sought to be bound by such modification or amendment. Any party may waive any of the conditions contained herein or any of the obligations of any other party hereunder, but any such waiver will be effective only if in writing and signed by the party waiving such conditions or obligations.

     (i) Paragraph Headings. The Paragraph headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

     (j) Bankruptcy Court Jurisdiction. BUYER AND SELLER AGREE THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION OVER ALL DISPUTES AND OTHER MATTERS RELATING TO: (i) THE INTERPRETATION AND ENFORCEMENT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT EXECUTED PURSUANT HERETO AND/OR (ii) THE PROPERTY AND/OR ASSUMED LIABILITIES, AND BUYER EXPRESSLY CONSENTS TO AND AGREES NOT TO CONTEST SUCH EXCLUSIVE JURISDICTION.

     (k) Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE UNITED STATES BANKRUPTCY CODE AND THE LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF TEXAS OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS.

     (l) Counterparts. This Agreement may be executed in any number of counterparts and will be effective when each party hereto has executed at least one counterpart, with the same effect as if all signing parties had signed the same document. All counterparts will be construed together and evidence only one agreement, which, notwithstanding the actual date of execution of any counterpart, will be deemed to be dated the day and year first written above. In making proof of this Agreement, it will not be necessary to account for a counterpart executed by any party other than the party against whom enforcement is sought or to account for more than one counterpart executed by the party against whom enforcement is sought.

     (m) Execution by Facsimile. The manual signature of any party hereto that is transmitted to any other party by facsimile will be deemed for all purposes to be an original signature.

     Executed on the date or dates indicated below, to be effective as of the Execution Date.

PARK PHARMACY CORPORATION

By:	/s/Craig Mackey

Title:	President
Date:	December 9, 2003
Address:
10711 Preston Road, #250
Dallas, Texas 75230

Telephone: 972-860-0202
Fax:

DOUGHERTY’S HOLDINGS, INC.

By:	/s/ David E. Bowe

Title:	Chairman
Date:	December 9, 2003
Address:
16250 Dallas Parkway
Suite 102
Dallas, Texas 75248
Telephone: 972-250-0945
Fax: 972-250-0934

APPENDIX I

GLOSSARY

“Accounts Receivable” means accounts receivable of Seller and the Acquired Entities arising out of the operation of the Business and all causes of action relating or pertaining to the foregoing.

“Acquired Entities” means (i) Dougherty’s Pharmacy, Inc., a Texas corporation, (ii) Park Operating GP, LLC, a Texas limited liability company, (iii) Park LP Holdings, Inc., a Nevada corporation, (iv) Park-Medicine Man GP LLC, a Texas limited liability company, (v) Park Infusion Services, L.P., a Texas limited partnership, and (vi) Park-Medicine Man, L.P., a Texas limited partnership.

“Administrative Expense” means any claim constituting a cost or expense of administration of Seller’s reorganization in connection with the Plan and pursuant to the Bankruptcy Laws.

“Agreement” has the meaning given it in the first paragraph of this Agreement.

“Affiliate” means, with respect to any Person, any other Person that controls, is under common control with, or is controlled by such first Person.

“Affiliate Contract” means any contract to which Seller is a party or by which any or all of its assets are bound if any other party to or beneficiary of such contract is an Affiliate of Seller.

“Ancillary Agreement” means any Seller Transaction Document or any Buyer Transaction Document other than, in each case, this Agreement.

“Appendix” means an Appendix attached to this Agreement, each of which is made a part of this Agreement for all purposes.

“Applicable Laws” means all applicable provisions of constitutions, statutes, rules, regulations, ordinances, and orders of all Governmental Authorities and all orders and decrees of courts, tribunals, and arbitrators and includes, without limitation, all Health Care Laws.

“Assets” means (i) all of the assets, properties, and rights of the Seller of every type and description and of every kind and nature owned or held by the Seller that are used in or relate to or arise from the Business (including cash) and (ii) all of the capital stock and equity interests of the Acquired Entities, all as the same shall exist at the Closing Date, including, but not limited to, those assets listed on Exhibit A under the caption “Assets to be Transferred” but expressly excluding the Excluded Assets.

“Assumed Liabilities” means (a) to the extent listed on Attachment A-4, those liabilities accruing under the listed Real Property Leases and the listed Other Leases and listed Contracts and the listed Permits with respect to goods delivered, services performed, space provided, or time elapsed thereunder on or after the Closing Date, and (b) those other liabilities listed on Attachment A-4. Other than the liabilities and obligations of Seller expressly assumed by Buyer hereunder, Buyer is not assuming and shall not be liable for any liabilities or obligations of Seller.

“Auction” has the meaning given it in Subparagraph 9(a).

“Bankruptcy Case” means Bankruptcy Case No. 02-8089-S8F-11 in the Bankruptcy Court.

“Bankruptcy Court” means United States Bankruptcy Court for the Northern District of Texas, Dallas Division.

“Bankruptcy Laws” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C. Sections 101 et seq.

“Benefit Plans” means all Pension Plans, “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), bonus, incentive, stock option, stock purchase, life (including any individual life insurance policy as to which Seller is owner, beneficiary, or both of such policy), deferred compensation plans or arrangements, excess benefit plans, severance pay, holiday pay, vacation pay, “cafeteria” or “flexible benefit” plans, fringe benefits, perquisites, and other employee benefit plans, arrangements, agreements, trusts, contracts, policies, or commitments.

“Bill of Sale” means a Bill of Sale, Assignment, and Assumption Agreement pursuant to which Seller transfers the Assets and Buyer assumes the Assumed Liabilities, which shall be reasonably satisfactory in form and substance to Buyer.

“Break-Up Fee” has the meaning given it in Subparagraph 9(a).

“Business” means the retail pharmacy, infusion pharmacy, institutional pharmacy and wholesale pharmacy distribution business of Seller, including, but not limited to, the businesses of the Acquired Entities.

“Business Day” means any day other than a Saturday, a Sunday, or a holiday on which national banks in the State of Texas are permitted to be closed.

“Buyer” has the meaning given it in the first paragraph of this Agreement.

“Buyer Transaction Documents” means this Agreement and each other document, agreement, or instrument to be executed by Buyer pursuant to or in connection with this Agreement.

“Cash Purchase Price” means the Deposit plus Cash Reserves.

“Cash Reserves” means that amount of cash reserves to be agreed upon by Buyer and Seller prior to Closing which are mutually agreed upon by Buyer and Seller to be retained by Seller as an Excluded Asset (except to the extent not spent and required to be returned to Buyer pursuant to Subparagraph 10(e)) to be used to pay Seller’s Administrative Expenses, Cure Amounts or other expenses and claims required to be paid by Seller or the Liquidating Joint Debtors pursuant to the Plan.

“Closing” means the consummation of the transactions provided for herein.

“Closing Date” means the date on which the Closing actually occurs.

“CMS” means the Centers for Medicare and Medicaid Services, or any successor Governmental Authority exercising similar authority, under Title XIX of the Social Security Act, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means, with respect to any Person, trade secrets concerning the business and affairs of such Person, including product specifications, data, know-how, formulae, processes, designs, inventions, ideas, customer lists, and any other information that is a trade secret under the laws of the State of Texas; provided, however, with respect to any other Person, any information of such first Person that would otherwise be its Confidential Information shall not be deemed Confidential Information to the extent the second Person demonstrates that the information (a) was or becomes generally available to the public other than as a result of disclosure by the second Person or its representatives, (b) was developed by the second Person independently of and without reference to the first Person’s information, or (c) was available or becomes available to the second Person from a third Person if the second Person reasonably believes such third Person was not restricted or prohibited from communicating the information to the second Person.

“Confirmation Order” means the entry of an order by the Bankruptcy Court pursuant to the Plan, in form and substance satisfactory to Buyer and Seller, that unless otherwise agreed by Buyer and Seller (i) approves the sale of the Assets to Buyer on the terms and conditions set forth in this Agreement and authorizes Seller to proceed with the Closing, (ii) includes a specific finding and conclusion of law that Buyer is a good faith purchaser of the Assets within the meaning of Section 363(m) of the Bankruptcy Code, (iii) states that the sale of the Assets to Buyer shall be free and clear of all liens, claims, interests, and encumbrances whatsoever (except for Permitted Liens and as expressly provided in this Agreement), and (iv) approves Seller’s assumption and assignment of Seller’s Real Property Leases and Other Leases and Contracts (collectively, the “Section 365 Contracts”) pursuant to Section 365 of the United States Bankruptcy Code and orders Seller to pay any Cure Amounts payable to the other parties to the Section 365 Contracts as a condition to such assumption and assignment, (v) shall expressly contain as to the Debtors (as defined in the Plan), Liquidating Joint Debtors (as defined in the Plan), their assets, Ascendant Solutions, Inc., Buyer and the Assets, a complete satisfaction, discharge and release of any and all claims of any kind whatsoever as more specifically set forth in Section 13.1 of the Plan including but not limited to, any and all claims of 9 July 03 Corp., a Texas corporation d/b/a Bishopsgate Corp., T.E. Millard, Jay Henry Park, the DEA and Kenneth Goodman; (vi) shall expressly contain the injunction provisions contained in Section 7.4 of the Plan in favor of the Debtors, the Liquidating Joint Debtors, their assets, Ascendant Solutions, Inc., Buyer and the Assets, including, but not limited to, an injunction of any and all claims of any kind whatsoever with respect to 9 July 03 Corp., a Texas corporation d/b/a Bishopsgate Corp., T.E. Millard, Jay Henry Park, the DEA and Kenneth Goodman; and (vii) if such Confirmation Order is the subject of a pending appeal in any respect, neither the consummation of this Agreement nor the performance of Buyer of its obligations hereunder or any other instrument or agreement referred to herein will be the subject of a stay pending appeal.

“Copyrights” mean all of the following: (a) all copyright in any original work of authorship fixed in any tangible medium of expression, now known or later developed, (b) all registrations and applications for registration of any such copyright in the United States or any other country or political subdivision, including registrations, recordings, supplemental registrations, and applications in the United States Copyright Office, and (c) the right to sue for past, present, and future infringement of the foregoing.

“Copyright License” mean any written agreement executed or to be executed by Seller granting any right to any third party under any Copyright now or hereafter owned by Seller, or granting any right to Seller under any Copyright now or hereafter owned by any third party.

“Cure Amount” means, with respect to any contract included in the Assets, the amount required to be paid under Section 365 of the Bankruptcy Code in order to permit it to be assumed by Seller and assigned to Buyer.

“Damages” means every cost, damage, claim, obligation, or liability of any kind whatsoever, together with attorneys’ fees.

“Deposit” means a deposit in an amount of $100,000 deposited by Buyer in a mutually acceptable bank account.

“Disclosure Schedule” means, as of the Execution Date, schedules delivered by Seller to Buyer on or before the Execution Date and, from and after the Closing Date, schedules delivered by Seller to Buyer on or before the Closing Date pursuant to which, in each case, Seller makes (a) certain disclosures as required by Seller’s representations in this Agreement, indicating the representation to which such disclosure relates, and (b) exceptions to Seller’s representations in this Agreement, indicating the representation to which such exception relates.

“Disclosure Statement” means the written statement, as amended, supplemented, or modified from time to time, describing the Plan that is prepared and distributed in accordance with the Bankruptcy Laws.

“Dollars” or “$” means United States of America dollars.

“Effective Time” has the meaning given it in Paragraph 3.

“Employment Agreements” means the employment agreements with Craig Mackey, Joe Park and Phillip Waltrip, each as attached hereto as Attachment A-7.

“Environmental Claim” means any proceeding by any Person that may impose any Environmental Liability.

“Environmental Law” means any Law relating to (a) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation, or shipment of, or (b) the environment or to emissions, discharges, releases, or threatened releases of, Hazardous Substances into the environment, and includes the Clean Air Act, 42 U.S.C. § 7401 et seq.; Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11000 et seq.; Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; Clean Water Act, 33 U.S.C. § 1251 et seq.; Oil Pollution Act, 33 U.S.C. § 2701 et seq.; Resource Conservation and Recover Act, 42 U.S.C. § 6901 et seq.; Safe Water Drinking Act, 42 U.S.C. § 300f et seq.; Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; and Occupational Safety and Health Act 29 U.S.C. § 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is part of the same controlled group, or under common control with, or part of an affiliated service group that includes, Seller within the meaning of the Code Sections 414(b), (c), (m), or (o).

“Excluded Assets” means the assets described on Exhibit A under the caption “Excluded Assets”.

“Execution Date” has the meaning given it in the first paragraph of this Agreement.

“Exhibit” means an Exhibit attached to this Agreement, each of which is made a part of this Agreement for all purposes. If an Exhibit is not attached to this Agreement at the date is it executed, references to such Exhibit “in the form attached” or words of similar meaning shall instead be a reference to “in the form and substance agreed to by the parties.”

“Federal Health Care Program” means any plan or program that provides health benefits, whether directly, through insurance, or otherwise, which is funded directly, in whole or in part, by the United States government or any state health plan.

“Final Order” means an order or judgment of the Bankruptcy Court as to which the time to appeal or seek rehearing or petition for certiorari shall have expired, or, if an appeal or a request for rehearing has been filed, no stay of that order or judgment has been entered.

“Financial Statements” means (a) the audited balance sheet, income statement, and cash flow statement for the Business, including the Acquired Entities, for the three fiscal years ended June 30, 2002, (b) the unaudited financial statements of the Business for the twelve-month period ended June 30, 2003, and (c) unaudited financial statements for the Business for the four-month period ended October 31, 2003.

“Governmental Authority” means (a) any national government, including the federal government of the United States of America, or any state or political subdivision thereof, which is exercising executive, legislative, judicial, regulatory or administrative functions; (b) any agency or body of a national government, including the federal government of the United States of America, or any state or other political subdivision thereof, which is exercising executive, legislative, judicial, regulatory or administrative functions; or (c) any court asserting jurisdiction over the Seller, which is exercising executive, legislative, judicial, regulatory or administrative functions.

“Hazardous Substances” means (a) any petroleum or petroleum products, radioactive materials, or friable asbestos; (b) any chemicals or other materials or substances that are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” or “toxic pollutants” under any Environmental Law; and (c) pesticides.

“Health Care Laws” means the Applicable Laws regulating the financing, reimbursement, payment, acquisition, construction, ownership, operation, maintenance, or management of a health care practice, facility, provider or payor, including without limitation, 42 U.S.C. §1395nn (the “Federal Stark Law”), 42 U.S.C. §1320a-7b (the “Federal Anti-kickback Statute”), Tex. Occ. Code Ann. §102.001 (the “Texas Patient Solicitation Statute”), 42 U.S.C. §1320(d) (“HIPAA”), Tex. Occ. Code Ann. §551 (the “Texas Pharmacy Act”), Tex. Health & Safety Code Ann. §431 (the “Texas Food, Drug, and Cosmetics Act”), Tex. Health & Safety Code Ann. §483 (the “Texas Dangerous Drug Act”), Tex. Health & Safety Code Ann. §481, 482, 484, 485 (the “Texas Controlled Substances Act”).

“including” and variations of the term mean including without limitation.

“Intangible Assets” means all intangible personal property owned or held by Seller, including rights under manufacturer’s and vendor’s warranties relating to the Assets, all rights to proceeds of insurance policies relating to the Assets with respect to occurrences prior to the Closing Date, together with all books, records, files, manuals, studies, reports, and like items, but not including any contracts that impose obligations on Seller.

“Intellectual Property” means (a) Copyrights, (b) IP Licenses (c) Intellectual Property General Intangibles, (d) Patents, (e) Trademarks, and (f) Trade Secrets.

“Intellectual Property General Intangibles” mean all intangible intellectual or other similar property of any kind or nature, including inventions, designs, Patents, Copyrights, Licenses, Trademarks, and associated goodwill, Trade Secrets, confidential or proprietary technical and business information, know-how, improvements, technical developments, know-how, or other data or information, software, databases, and related documentation, registrations, franchises, and all other intellectual or other similar property rights not otherwise described above.

“Inventory” means all supplies, finished goods, raw materials, parts, work in process, and stock in trade owned by Seller for use or sale in the ordinary course of its Business.

“IP License” means any Patent License, Trademark License, Copyright License, or other intellectual property license as to which Seller is a party.

“IRS” means the Internal Revenue Service.

“Joint Motion” means the Joint Motion: (A) For Approval of Bid Procedures in the Event of Competing Bids, (B) Payment of Termination Fee and (C) Approval of Deposit agreement, as filed jointly by Seller and Buyer with the Bankruptcy Court on November 12, 2003, as amended, supplemented or modified from time to time.

“Laws” means all applicable statutes, laws, ordinances, regulations, orders, writs, injunctions, or decrees of any state, commonwealth, nation, territory, possession, county, parish, municipality, or Tribunal.

“Letter of Intent” means the Letter of Intent between Seller and Buyer, dated November 4, 2003, as amended on November 11, 2003 and December 3, 2003.

“Lien” means any mortgage, lien (statutory or otherwise), pledge, charge, security interest, or other encumbrance of any kind in or on, or any interest or title of any vendor, lessor, lender, or other secured party under any conditional sale or other title retention agreement or capital lease.

“Liquidating Joint Debtors” has the meaning given to it in the Plan.

“Material Adverse Effect” means (a) any adverse effect upon the validity, performance, or enforceability of any of the Seller Transaction Documents, (b) any material impairment of the ability of Seller to fulfill its obligations under any of the Seller Transaction Documents, or (c) any material adverse effect on the Assets, financial condition, results of operations, or prospects of the Business.

“Material Contract” means any of the following that relate to the Business, the Assets, the Acquired Entities or the employees of the Business:

     (a) executory contract for the purchase or sale of goods, materials, supplies, equipment, or services that requires payment after the Effective Time of more than $10,000;

     (b) license or franchise related to the Business;

     (c) lease of a material item of personal property that requires payments of at least $5,000 per month;

     (d) any lease of any real property;

     (e) any IP License;

     (f) agreement that restricts Seller from doing business of the type conducted by the Business in any jurisdiction;

     (g) agreement with respect to the license, assignment, or other transfer by or to Seller of any name, patent, patent application, trademark, technology, or confidential information;

     (h) agreement that has or in the future may (so far as Seller can now reasonably foresee) have a Material Adverse Effect;

     (i) contract for the sale of goods to, or setting forth terms and conditions of sale with, any customer representing annual purchases in excess of $10,000;

     (j) employment agreement or independent contractor agreement;

     (k) other agreement, instrument, contract, or document pursuant to which Buyer will be obligated, on or after the Effective Time, to pay more than $10,000 or to sell or transfer Assets that have a net book value of more than $10,000 that is not otherwise specifically included or excluded in this definition; and

     (l) any Affiliate Contract that is a contract of a type described above in this definition; provided, however, that for purposes of this provision, any minimum dollar amount specified above shall be ignored.

“Medicare” means any medical program established under Title XVIII of the Social Security Act, as amended, and administered by CMS.

“Other Contracts” means all contracts, leases, orders, purchase orders, licenses, contracts, agreements, and similar arrangements, other than the Real Property Leases and the Other Leases, but in all cases only to the extent transferable to Buyer.

“Other Leases” means all equipment, personal property, and intangible property leases, rental agreements, licenses, contracts, agreements, and similar arrangements (but not including Real Property Leases), but in all cases only to the extent transferable to Buyer.

“Other Leases and Contracts” means the Other Contracts and the Other Leases.

“Outside Date” means February 28, 2004, or such later date to which the parties may agree in writing.

“Patent License” means any written agreement granting to any third party any right to practice any invention disclosed and claimed in a Patent owned by Seller, or granting to Seller any right to practice any invention disclosed and claimed in a Patent owned by any third party.

“Patents” mean all of the following: (a) all extant letters patent of the United States or any other country or political subdivision, all registrations and recordings thereof, and all applications for letters patent of the United States or any other country or political subdivision, including registrations, recordings and applications in the United States Patent and Trademark Office or any other country or political subdivision, (b) all reissues, continuations, divisions, continuations-in-part, or extensions thereof, (c) all inventions disclosed and claimed therein, including the right to make, use, and/or sell the inventions disclosed and claimed therein, and (d) the right to sue for past, present, and future infringement of the foregoing.

“Pension Plan” means an “employee pension benefit plan” as defined in Section 3(2) of ERISA.

“Permit” means any consent, authorization, permit, license, order, or approval of, or any declaration or filing with, any federal, state, or local governmental or regulatory body including, but not limited to, the pharmacist license for each pharmacist working for Seller or any of the Acquired Entities as well as the license of Seller and each of the Acquired Entities to operate a pharmacy or to otherwise conduct their business.

“Permitted Liens” means:

     (a) Liens for Taxes, assessments or other governmental charges that are not yet due and payable;

     (b) Liens securing landlords, carriers, warehousemen, mechanics, and materialmen and other such Liens incurred in the ordinary course of business for sums not yet due and payable;

     (c) Liens incidental to the conduct of the Business in the ordinary course of business, consistent with past practices, excluding Liens incurred for the borrowing of money;

     (d) Real property leases, subleases, easements, rights-of-way, restrictions, and other similar charges or encumbrances incidental to the ordinary conduct of Business, provided that the aggregate of such Liens do not materially detract from the value of such property; and

     (e) Liens shown in the Disclosure Schedules.

“Person” means any individual, partnership, limited partnership, joint venture, corporation, limited liability company, trust, estate, custodian, trustee, executor, administrator, nominee, representative, unincorporated organization, sole proprietorship, employee benefit plan, tribunal, governmental entity, department, or agency, or other entity.

“Personal Assets” means all Tangible Personal Property and Intangible Assets.

“Petition Date” means December 2, 2002, the date on which the petition for bankruptcy was filed by the Seller with the Bankruptcy Court.

“Plan” means the Amended Plan of Reorganization, dated November 12, 2003, and filed with the Bankruptcy Court by Seller et al. and Ascendant Solutions, Inc., as amended, supplemented, or modified from time to time.

“Procedure Order” has the meaning given it in Subparagraph 9(a).

“Real Property Leases” means leases for real estate, but in all cases only to the extent transferable to Buyer.

“Required Governmental Authorizations” means, with respect to Seller, all authorizations, certifications, consents, approvals, Permits, licenses, notices, accreditations and exemptions, filings and registrations, and reports required by Applicable Laws, which are required, necessary, or useful to the lawful ownership and operation of the Business by Seller as it is presently conducted and as it will be conducted as of the Closing Date.

“Sale Procedure Motion” has the meaning given it in Subparagraph 9(a).

“Section 365 Contracts” has the meaning given it in Subparagraph 9(b).

“Seller” has the meaning given it in the first paragraph of this Agreement.

“Seller Transaction Documents” means this Agreement and each other document, agreement, or instrument to be executed by Seller pursuant to or in connection with this Agreement.

“Tangible Personal Property” means machinery, equipment, furniture, tools, furniture, motor vehicles, leasehold and other improvements and other tangible personal property.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, assessments, fees, levies, imposts, duties, deductions or other charges of any nature whatsoever from time to time or at any time imposed by any Law or Tribunal, including any interest, penalty, or addition thereto, whether disputed or not.

“Third-Party Payor” means any of Medicare, Medicaid and any other Federal Health Care Program, Blue Cross or Blue Shield, managed care plans, or other private health care insurance program or company and any other Person responsible for payment of drugs or biologicals, as well as any future payor under any Third-Party Payor Program.

“Third-Party Payor Program” means Medicare, Medicaid and any other Federal Health Care Program, insurance provided by Blue Cross or Blue Shield, managed care plans, and any other private health care insurance programs and employee assistance programs, as well as any future similar programs.

“Trademark License” means any written agreement granting to any third party any right to use any Trademark now or hereafter owned by Seller or granting to Seller any right to use any Trademark now or hereafter owned by any third party.

“Trademarks” mean all of the following: (a) all trademarks, service marks, trade names, corporate names, company names, indicia, business source identifiers, business names, fictitious business names, trade styles, trade dress, logos, other source or business identifiers, designs, and general intangibles of like nature all of the type for which exclusive rights may be provided under the Laws of the applicable jurisdiction, all registrations and recordings thereof, and all applications in connection therewith, including registrations, recordings, and applications in the United States Patent and Trademark Office, any state of the United States, or any other country or any political subdivision thereof, (b) all goodwill associated therewith, (c) all extensions or renewals thereof, and (d) the right to sue for past, present, and future infringement of the foregoing.

“Trade Secrets” mean all trade secrets and other confidential or proprietary technical and business information, including manufacturing processes, formulas, compositions, data, and other technical information and know-how all of the type for which exclusive rights may be provided under the Laws of the applicable jurisdiction and any improvements thereon or changes thereto.

“Transfer Taxes” means all sales, purchase, transfer, fixed asset, stamp, documentary stamp, use, or similar taxes that may be payable by reason of the sale of the Assets by Seller under this Agreement or the transactions contemplated herein to the extent not otherwise paid by Buyer on or before the Closing Date.

“Tribunal” means any court or governmental department, commission, board, bureau, agency, or instrumentality of the United States or of any state, commonwealth, nation, territory, possession, county, parish, or municipality, whether now or hereafter constituted or existing, or any arbitrator or arbitration board, panel, or committee.

“Web Site” has the meaning given in Subparagraph 7(r).